UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CORRESPONDENCE

November 2, 2007
Date of Correspondence

Subjex Corporation
(Exact name of registrant as specified in its charter)

Minnesota	0-29711	41-1596056
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No)

3245 Hennepin Ave S Suite 1, Minneapolis MN	55408
(Address of principal executive offices)	(Zip Code)

(612) 827-2203

(Registrant’s telephone number, including area code)

Bill Demarest
Staff Accountant
Division of Corporation Finance
RE: Subjex Corporation
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-KSB/A for the fiscal year ended December 31, 2006

Dear Mr. Demarest,

We have received your letter dated October 29, 2006.  First of all please look over all the previous correspondence that we have had this past several months over this issue. Please note your letter dated August 23, 2007 page 1. under Item 7. Financial Statements that read, “We have reviewed your response to our comment. Since the breach of contract by FarSuperior occurred in 2006 the agreements made with each client February 2007 represent Type l subsequent event (i.e. indicative of conditions existing at the balance-sheet date). As such, please amend your 10-KSB to restate your financial statements to recognize the refunds and related liability as of December 31, 2006.”

1. You stated that it is inappropriate to present the contracted amounts and refund gross. We do not agree with this statement. The $82,000 received by various clients was counted as income in the first quarter of 2006. As stated in our correspondence to you dated August 27, 2007 under item 1. “While the Far Superior agreement was canceled in 2006 - that did not affect the sales made by Far Superior from a contractual perspective. The failure of the Far Superior agreement did not undue the sales made by Far Superior because Far Superior was selling (in part) existing Subjex Corporation products. Therefore the Far Superior agreement and the sales made by them were completely different transactions and the company was still under obligation to make good on these sales in 2006”.   We still maintain that these sales constituted income, much like any other company that takes in money for a sale of a product.  It was not until 2007 that these sales in the first quarter of 2006 (income) were refunded. We feel that our 10ksb/a reflects correctly what happened during that year and we did recognize the refunds as you requested and that the way we treated these refunds is correct.

2. Statement of Cash Flow.
You stated, “We note that multiple line items have changed from the initial filing.  Please clarify why and how these amounts changed”.

You contacted us and noted that the 2006 10ksb original cash flow statement did not balance and that something was evidently missing.  Besides the Refunds payable of 82,000 being shown in the cash flow from operation activities, three items were inadvertently left out. Other liability 4,000 and under Cash flows from financing activities, Proceeds from Notes payable 15,044 and principal payments on long-term debt 11,000. The depreciation of 7,999 was counted twice. First under depreciation and amortization and again under purchase of property and equipment (4,029) on the original Cash flow statement and restated to the actual of (12,028).  When we fixed these and added the ones missing as you suggested the cash flow statement balanced.

3. Statement to the financial statements. You stated,” Please revise to include all of the notes to the financial statements. The restated financial statements are required to provide the entire item number for all parts of the 10ksb/a  that was affected”.

We included only those notes that were affected.

5. Report of Independent Registered Public Accounting Firm.
We are sending this to our auditors for their comments.

Sincerely,
Andrew Hyder

Subjex Corporation (“Company”) acknowledges and confirms that:
•	The “Company” is responsible for the adequacy and accuracy of this disclosure and correspondence.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Subjex Corporation
 (Registrant)

By /s/ Andrew Hyder

(Signature)

Andrew Hyder, CEO (acting CFO)
November 2, 2007